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CUSIP NO. 7759903107                                           PAGE 1 OF 7 PAGES


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*

                            Reliability Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   759903107
                     -------------------------------------
                                 (CUSIP Number)

                               December 16, 1998
--------------------------------------------------------------------------------
            Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

          / /  Rule 13d-1(b)

          /X/  Rule 13d-1(c)

          / /  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 7759903107                                           PAGE 1 OF 7 PAGES


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   1         NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             The Qubain Family Trust
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) / /
             (b) / /
--------------------------------------------------------------------------------
   3         SEC USE ONLY

--------------------------------------------------------------------------------
   4         CITIZENSHIP OR PLACE OF ORGANIZATION

             California, USA
--------------------------------------------------------------------------------
                        5       SOLE VOTING POWER
                                     475,000(1)
     NUMBER OF          --------------------------------------------------------
      SHARES            6       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           --------------------------------------------------------
      BY EACH           7       SOLE DISPOSITIVE POWER
     REPORTING                       475,000(1)
      PERSON            --------------------------------------------------------
       WITH             8       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                                               475,000(1)
--------------------------------------------------------------------------------




---------------------

(1) Isam and Marguerite Qubain as the trustees of the Qubain Family Trust may be deemed to beneficially own the shares of Common Stock of the Issuer.


                                      -1-

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CUSIP NO. 7759903107                                           PAGE 2 OF 7 PAGES


--------------------------------------------------------------------------------
     10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES* / /
--------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             Approximately 7.2%
--------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON *
             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 7759903107                                           PAGE 3 OF 7 PAGES


Item 1(a)  NAME OF ISSUER:

           Reliability Incorporated

Item 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           16400 Park Row,
           Houston, Texas 77218

Item 2(a)  NAME OF PERSON FILING:

           The Qubain Family Trust(2)

Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OF PERSON FILING:

           3600 Peterson Way,
           Santa Clara, California 95054

Item 2(c)  CITIZENSHIP:

           California, USA

Item 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock

Item 2(e)  CUSIP NUMBER:

           759903107

Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing is a:

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)   / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
               78c).

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

-----------------

(2) See attached Agreement to Jointly File by and between The Qubain Family Trust and Isam Qubain and Marguerite Qubain.


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CUSIP NO. 7759903107                                           PAGE 4 OF 7 PAGES


     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)   / / An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E);

     (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

     (g) / / A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)   / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4     OWNERSHIP:

           (a) Amount "beneficially" owned within the meaning of rule 13d-3:
               475,000(3)

           (b) Percent of class:  Approximately 7.2%

           (c) Number of shares as to which such person has:

                    (i)    sole power to vote or direct the vote:  475,000(3)
                    (ii)   shared power to vote or direct the vote:
                    (iii) sole power to dispose or to direct the disposition of: 475,000(3)
                    (iv)   shared power to dispose or to direct disposition of:



Item 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable.


-----------------

(3) Isam and Marguerite Qubain as the trustees of the Qubain Family Trust may be deemed to beneficially own the shares of Common Stock of the Issuer.


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CUSIP NO. 7759903107                                           PAGE 5 OF 7 PAGES


Item 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH AS ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

Item 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.

Item 9     NOTICE OF DISSOLUTION OF GROUP

           Not applicable.


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CUSIP NO. 7759903107                                           PAGE 6 OF 7 PAGES


Item 10    CERTIFICATION.

           By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 17, 1999

 /s/ Isam Qubain
----------------------------
 Isam Qubain, Trustee
 The Qubain Family Trust


 /s/ Marguerite Qubain
----------------------------
 Marguerite Qubain, Trustee
 The Qubain Family Trust


 /s/ Isam Qubain
----------------------------
 Isam Qubain


 /s/ Marguerite Qubain
----------------------------
Marguerite Qubain

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                      -6-

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CUSIP NO. 7759903107                                           PAGE 7 OF 7 PAGES


                                EXHIBIT INDEX


EXHIBIT REFERENCE   DESCRIPTION
-----------------   -----------
     A.             Agreement to Jointly File Schedule 13G

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                                  EXHIBIT A


                   AGREEMENT TO JOINTLY FILE SCHEDULE 13G

                   AGREEMENT TO JOINTLY FILE SCHEDULE 13G


     AGREEMENT dated as of March 17, 1999 by and between The Qubain Family Trust ("The Trust") and Isam Qubain and Marguerite Qubain.

     WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

     NOW, THEREFORE, the undersigned hereby agree as follows:

     1. The Schedule 13G with respect to Reliability Incorporated, to which this is attached as Exhibit A, is filed on behalf of The Trust and Isam Qubain and Marguerite Qubain.

     2. Each of The Trust, Isam Qubain and Marguerite Qubain is responsible for the completeness and accuracy of the information concerning such person contained therein.

     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.



 /s/ Isam Qubain
----------------------------
Isam Qubain, Trustee
The Qubain Family Trust


 /s/ Marguerite Qubain
----------------------------
Marguerite Qubain, Trustee
The Qubain Family Trust


 /s/ Isam Qubain
----------------------------
Isam Qubain


 /s/ Marguerite Qubain
----------------------------
Marguerite Qubain